Contactar

www.linkedin.com/in/loïc-bastard-48607229 (LinkedIn)

Aptitudes principales

Mechanical
Numerical Simulation
Product Management

Languages

Chinese (Professional Working)
Francés (Native or Bilingual)
Español (Native or Bilingual)
Inglés (Native or Bilingual)
Catalan (Limited Working)

Certifications

China Specialy recruited expert (1000 experts program)

Publications

MATCHING EXPERIMENTAL AND NUMERICAL DATA OF DYNAMIC WIND TURBINE LOADS

Non-linear dynamic analysis of a wind turbine direct drive generator by a coupled FEM-MBS approach.

Loïc Bastard

Co-founder of Qnetic - Expert in Kinetic Energy Storage and Wind Energy

Changning, Shanghái, China

Extracto

Skills:
Numerical Simulation ; Finite Elements ; Flexible Mechanisms ; Multi-Body-Dynamics; Rotor Dynamics ; Wind Tubines Dynamics ; Project Management ; Product Management ; People Management

Experiencia

Qnetic

Engineering Director and Co-founder
octubre de 2021 - Present (1 año 3 meses)
Shanghai, China

Envision Energy

6 años 5 meses

Head Of Department
febrero de 2017 - mayo de 2021 (4 años 4 meses)
Changning District, Shanghai, China

Digital Methods and Products

Deputy Director Digital Model
enero de 2015 - mayo de 2021 (6 años 5 meses)
Brussels Area, Belgium

In charge of Flexible Multi Body Dynamic Simulation of the whole mechanical system.

Siemens PLM Software

10 años 4 meses

Product Manager of SAMCEF Wind Turbines
enero de 2012 - diciembre de 2014 (3 años)
Liege Belgium

Responsible for the software SAMCEF Wind Turbines in terms of Product Management and Business Development.

Product Management / Inbound Activities:
- Customer relationship
- Market analysis
- Drive and develop product strategy and road map
- Specify new development

Product Management / Outbound Activities:
- Ensure product quality
- Develop product marketing and visibility
- Train Company sales and pre-sales force

Business Development:
- Strong relation with Customers and Prospects
- Proposal redaction for software and engineering services
- Definition of the commercial strategy

Wind Energy Application Group Coordinator

enero de 2010 - enero de 2012 (2 años 1 mes)

Bacrelona-Spain

Responsible of the Wind Energy Business Unit (in parallel with my Project Engineer activities):

- Activities Coordination around the Wind Energy Market. (Business development, Marketing, Trainings, Engineering Services).

-Software development coordination for the new environment for Wind turbine Dynamic Analysis: SAMCEF Wind Turbines (Costumer and prospects relation, Development specifications redaction).

Project Engineer - Numerical Simulation

septiembre de 2004 - enero de 2012 (7 años 5 meses)

Paris-France until dec 2006 ; Barcelone-Spain from dec 2006

In charge of Engineering projects realisation, Numerical simulation mostly on flexible mechanisms.

Examples of projects achieved:
- Dynamic analysis of a Drive train and correlation with experimental results (Wind Turbines)
- Fatigue analysis on a composites blade (Wind Turbines)
- Load computation for Wind turbine certification according to IEC Norm (Wind Turbines)
- Complete sizing of an Oxygen tank in a cryogenic environment (Defense - Marine application)
- Modeling and optimization of a Variable Stator Vane system (Aeronautic)
- Rotor Dynamic analysis of a gas turbine (Energy)

- Structural analysis of a concept car in full composite (Automotive)
- etc.

Altran France
Stress Engineer
noviembre de 2003 - agosto de 2004 (10 meses)
Snecma Villaroche - France

- Modeling of Flexible Mechanism System: Variable Stator Vane, submitted to large displacements and contact.
- Test and validation of an in-house tool for flanges and screw analytical calculation (ECREVIS)

Snecma
Engineer Internship
marzo de 2003 - septiembre de 2003 (7 meses)
Villaroche - France

Involved in the European Project SYNAMEC: Synthesis Tool for Aeronautical Mechanisms Design.
http://www.aerodays2006.org/sessions/B_Sessions/B1/B14.pdf
Activities:
- Software test
- Requirements and corrections follow-up
- Flexible mechanics modeling and optimization

Educación

ENSTA Bretagne
Engineer's degree, Computational Science applied to Mechanics · (2001 - 2003)

Université de Reims Champagne-Ardenne
Ingenieur Maître (Master of Engineering), Material Science · (1999 - 2001)

Université de Bretagne Occidentale
DUT (two-year diploma from a university institute of technology), Mechanical engineering and computer-integrated manufacturing · (1997 - 1999)